May 16, 2008

Mr. Dan S. Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Limited
5 Basel Street
PO Box 3190
Petach Tikva 49131, Israel

Re: **Teva Pharmaceutical Industries Limited**
       Form 20-F for the Year Ended December 31, 2007
       Filed February 29, 2008
       File No. 000-16174

Dear Mr. Suesskind:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your Form 20-F in response to these comments. If
you disagree, we will consider your explanation as to why our comments are inapplicable
or a revision is unnecessary. In some of our comments, we may ask you to provide us
with information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 5: Operating and Financial Review and Prospects

Results of Operations

Other Income Statement Line Items

Gross Profit, page 56

1.   You disclose one of the factors for the increase in gross margin in 2007 is
        "…sales of products under settlement agreements where the profit split is being

recorded under SG&A and therefore favorably affect the gross margin." Please expand your disclosure to identify the settlement agreements where the profit is split and how the profit split is calculated. Explain to us your basis for recording the profit split in SG&A and the authoritative accounting literature relied upon.

Revenue Recognition and Sales Reserves and Allowances, page 62

2. To the extent that the provisions or ending balances of "other sales reserves and allowances" presented in the table on page 64 are individually material, please revise the table to provide a separate roll-forward schedule for each material reserve or allowance.

Liquidity and capital Resources, page 67

3. You disclose that the increase in inventories was "in large part due to an effort to increase service levels." Please revise your disclosure to clarify what you mean by increasing service levels and discuss the other factors that caused the increase in inventories.

4. Your disclosure of free cash flow does not appear to meet the requirements of Item 10(e)(1) of Regulation S-K. Please revise your disclosure to provide a reconciliation with the most directly comparable GAAP financial measure, disclose all material limitations of this non-GAAP measure, and why this non-GAAP measure provides useful information to investors. Please refer to Question #13 to our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures".

Item 19. Exhibits, page 102

5. We note that you disclose the acquisition of Ivax Corporation in January 2006 for a total consideration of $7.9 billion. Please amend your filing to include the agreements relating to this acquisition in the exhibits to Form 20-F.

6. We note that you lease certain of your facilities including your principal executive offices, Israel headquarters, and United States headquarters. Please amend your filing to provide any agreement relating to these material leases as exhibits to Form 20-F.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Significant Accounting Policies

t. Shipping and Handling Costs, page F-15

7.   Please revise your disclosure to quantify the shipping and handling costs incurred during each of the operating periods presented.

Note 4 – Goodwill and Intangible Assets

b. Intangible Assets, page F-21

8.   You disclose that intangible assets are mainly product rights. We believe amortization related to acquired developed products should be included in cost of sales. Please revise your disclosure to clarify which income statement line item includes amortization of product rights and refer to the guidance in SAB Topic 11:B.

*   *   *   *

Please amend your Form 20-F and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Dan S. Suesskind
Teva Pharmaceutical Industries Limited
May 16, 2008
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney at (202) 551-3203 or Jeffrey Riedler, Assistant Director at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant